



AP 12/10

SEC 12062984 IISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50186

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2011 (MM/DD/YY) AND ENDING September 30, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Griffin Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven J. Alperin 973-808-8801
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Ave, Suite 200 (Address) Fairfield (City) NJ (State) 07004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/10

AFFIRMATION

I, Adrian Z. Stecyk, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Griffin Securities, Inc., as of September 30, 2012 are true and correct. I further affirm that neither the corporation nor any officer has any proprietary interest in any account classified solely as that of a customer.

Adrian Stecyk 13 NOV 2012

Signature Date

CEO

Title

Subscribed and Sworn to before me on this 13 day of NOV 2012.

Notary Public

CHAOWEN PAI
Notary Public, State of New York
No. 01PA6229853
Qualified in Queens County
Commission Expires Oct. 25, 2014

GRIFFIN SECURITIES, INC.

(S.E.C. NO. 8 - 50186)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2012
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

****

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

GRIFFIN SECURITIES, INC.

(S.E.C. NO. 8 - 50186)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2012
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

****

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

GRIFFIN SECURITIES, INC.

SEPTEMBER 30, 2012

TABLE OF CONTENTS

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804


ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Griffin Securities, Inc.
New York, NY

We have audited the accompanying statement of financial condition of Griffin Securities, Inc. as of September 30, 2012, that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Griffin Securities, Inc. at September 30, 2012 in conformity with generally accepted accounting principles of the United States of America.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
November 19, 2012

GRIFFIN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2012

ASSETS

Current Assets:		
Cash and cash equivalents	$	364,856
Accounts receivable		42,360
Receivables from clearing brokers		120,263
Marketable securities at market value		24,748
Advances		70,000
Other current assets		3,273
Total current assets		625,500
Property and Equipment:		
Office equipment		85,748
Less: accumulated depreciation		(85,748)
		-
Other Assets		
Rental deposit		43,645
Total Assets	$	669,145

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accrued expenses and other liabilities	$	117,148
Commitments and Contingencies		
Stockholders' Equity		551,997
Total Liabilities and Stockholders' Equity	$	669,145

See notes to the statement of financial condition.

GRIFFIN SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED SEPTEMBER 30, 2012

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Griffin Securities, Inc., (the "Company"), is a securities broker-dealer servicing primarily institutional clients.

Revenue Recognition

The Company generates its revenues principally by providing investment banking and corporate finance services to domestic and international companies. Securities transactions and related expenses are recorded on a trade date basis. The Company changed clearing brokers in October 2011 from Penson Financial Services, Inc. to BNY ConvergEx Execution Solutions LLC ("ConvergEx"). All securities transactions are cleared through ConvergEx on a fully disclosed basis.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include investments in money market funds.

Marketable Securities

Marketable securities are valued at market value with the resulting difference between cost and market included in income.

Concentration of Credit Risk

The Company maintains cash accounts with Citibank, N.A. Non-interest bearing balances with the commercial bank are provided full deposit insurance coverage up to $250,000 by the Federal Deposit Insurance Corporation (FDIC) for a two-year period beginning December 31, 2010. Prior to January 1, 2011 the non-interest bearing accounts were insured by the FDIC through its Temporary Liquidity Guarantee Program.

Accounts Receivable

Accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for trade accounts receivable. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED)

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from 3 to 5 years.

Fair Value of Financial Instruments

The Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurement and Disclosure, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is the price that would be received to sell and asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In accordance with ASC Topic 820-10-35, the Company groups investments at fair value into three levels based on the markets in which the investments are traded and the reliability of the assumptions used to determine fair value. These levels are:

Basis of Fair Value Measurement

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 – Prices or valuation that require inputs that are significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

At September 30, 2012, the Company has classified all of its securities owned at fair market value and at Level 1 for ASC Topic 820-10-35 purposes.

Retirement Plan

The Company maintains a 401(k) retirement plan covering substantially all employees. The Company matches 100% of the first 4% of the active participant's compensation contributed to the plan.

2. OTHER CURRRENT ASSETS

Other current assets consisted of the prepaid FINRA at September 30, 2012.

3. RELATED PARTY TRANSACTIONS

The Company subleases office space on a month-to month basis from its shareholder. The Company has assumed all the obligations of the shareholder under the lease.

GRIFFIN SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED SEPTEMBER 30, 2012

3. RELATED PARTY TRANSACTIONS, (CONTINUED)

The Company has advanced payments to a shareholder totaling $70,000 during the year ended September 30, 2012. This is a non-interest bearing short-term loan.

4. COMMITMENTS AND CONTINGENCIES

The Company has entered into an agreement with ConvergEx to clear its securities transactions and to provide custodial and other services for which it pays a fee on a per transaction basis and interest on amounts borrowed. In connection with its clearing agreement, the Company must maintain a minimum deposit of $100,000.

The Company subleases office space from its shareholder under an operating lease that expires in 2020.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2012 the Company had net capital of $389,007, which was $289,007 in excess of its required net capital of $100,000. The Company's net capital ratio was .30 to 1

6. SUBSEQUENT EVENTS

Subsequent events were evaluated through November 19, 2012 which is the date the financial statements were available to be issued.

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804


ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

Griffin Securities, Inc.
17 State Street
New York, NY 10004

Dear Sirs and Madam:

In planning and performing our audit of the financial statements of Griffin Securities, Inc. (the "Company"), for the year ended September 30, 2012 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(a)(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies, procedures and of the practices referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because if changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following condition involving the accounting system and internal control structure:

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing, and extent of audit procedures to be performed in our audit of the financial statements for the year ended September 30, 2012 and this report does not affect our report thereon dated November 19, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which may rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Alperin, Nebbia & Associates, CPA. PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
November 19, 2012